Exhibit 99.44

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Gaming Group Inc. (“Amaya” or the “Corporation”)

7600 TransCanada Highway

Pointe-Claire, QC

H9R 1C8

2.	Date of Material Change

July 7, 2014

3.	News Release

A news release reporting the material change was disseminated by the Corporation on July 7, 2014 through CNW and is attached hereto as Schedule “A”.

4.	Summary of Material Change

On July 7, 2014, Amaya announced that it completed an offering, on an underwritten bought-deal private-placement basis, of 25 million subscription receipts priced at $20 per subscription receipt (the “Subscription Receipts”), and that the underwriters of the offering exercised in full the option granted to them to purchase an additional seven million Subscription Receipts (the “Subscription Receipt Offering”). Total gross proceeds to Amaya from the Subscription Receipt Offering are $640 million.

The Subscription Receipt Offering was underwritten by a syndicate led by Canaccord Genuity Corp., Cormark Securities Inc. and Desjardins Capital Markets (collectively, the “Lead Underwriters”), and including Clarus Securities Inc. (together with the Lead Underwriters, the “Underwriters”).

The proceeds of the Subscription Receipt Offering, less 50% of the commission payable to the Underwriters and Underwriters’ expenses, will be held in escrow and will be released, and the Subscription Receipts automatically converted, without additional payment, into common shares of the Corporation issued from treasury on a one-to-one basis upon completion of the previously announced transaction whereby Amaya has agreed to acquire the Rational Group, owner and operator of the PokerStars and Full Tilt Poker brands, for an aggregate purchase price of US$4.9 billion (the “Purchase Price”). The proceeds of the Subscription Receipt Offering will be used to partially fund the payment of the Purchase Price.

5.	Full Description of Material Change

Reference is made to the press release attached as Schedule “A” hereto.

6.	Reliance upon subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact:

Amaya Gaming Group Inc.

Mr. David Baazov

President and Chief Executive Officer

North America: 1-866-744-3122

Worldwide: 1-514-744-3122

9.	Date of Report

July 10, 2014.

SCHEDULE “A”

PRESS RELEASE

(attached)

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES

AMAYA ANNOUNCES CLOSING OF SUBSCRIPTION RECEIPT OFFERING INCLUDING EXERCISE OF UNDERWRITERS’ OPTION FOR GROSS PROCEEDS OF $640 MILLION

MONTREAL, CANADA – July 7, 2014 – Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today the completion of its previously announced offering, on an underwritten bought-deal private-placement basis, of 25 million subscription receipts priced at $20 per subscription receipt (the “Subscription Receipts”), and that the underwriters of the offering have exercised in full the option granted to them to purchase an additional seven million Subscription Receipts (the “Subscription Receipt Offering”). Total gross proceeds to Amaya from the Subscription Receipt Offering are $640 million. All $ figures are Canadian dollars unless noted otherwise.

The proceeds of the Subscription Receipt Offering, less 50% of the commission payable to the Underwriters (as defined below) and Underwriters’ expenses, will be held in escrow and will be released, and the Subscription Receipts automatically converted, without additional payment, into common shares of the Corporation issued from treasury on a one-to-one basis upon completion of the previously announced transaction (the “Transaction”) whereby Amaya has agreed to acquire the Rational Group, owner and operator of the PokerStars and Full Tilt Poker brands, for an aggregate purchase price of US$4.9 billion (the “Purchase Price”). The proceeds of the Subscription Receipt Offering will be used to partially fund the payment of the Purchase Price.

The Subscription Receipt Offering was underwritten by a syndicate led by Canaccord Genuity Corp., Cormark Securities Inc. and Desjardins Capital Markets (collectively, the “Lead Underwriters”), and including Clarus Securities Inc. (together with the Lead Underwriters, the “Underwriters”). Osler, Hoskin & Harcourt LLP acted as legal counsel to Amaya and McCarthy Tétrault LLP acted as legal advisor to the Underwriters in connection with this offering.

The Subscription Receipt Offering was originally announced June 12, 2014. The price of the Subscription Receipts represented a premium of approximately 66.4% to the closing price of $12.02 per Amaya common share on the Toronto Stock Exchange (the “TSX”) on June 11, 2014 and a premium of approximately 108.5% over the 30-trading day volume-weighted average price of C$9.59 per Amaya common share on the TSX, up to and including June 11, 2014.

If the Transaction is not completed within six months from the closing date of the Subscription Receipt Offering, then the Subscription Receipts shall, unless Amaya and the holders of the Subscription Receipts agree to an extension, be automatically terminated and cancelled and the principal amount subscribed plus accrued interest will be returned to the holders of the Subscription Receipts in accordance with the terms of the subscription receipt agreement. The Subscription Receipts are transferable, subject to the terms of the subscription receipt agreement. The Subscription Receipts will not be listed on any exchange. However, the Corporation has agreed to use its best efforts to seek a stock exchange listing for the Subscription Receipts if the Transaction has not closed within four months from the closing of the Subscription Receipt Offering.

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

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ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Some of the world’s largest licensed gaming operators, casinos and lotteries are powered by Amaya’s interactive, land-based, and lottery solutions, including in multiple U.S. states and Canadian provinces, more than 80 Native American tribal jurisdictions, and multiple European jurisdictions. For more information, visit www.amayagaming.com.

DISCLAIMERS

This News Release for Amaya contains forward-looking statements about the proposed acquisition by Amaya of all of the equity securities of Oldford Group, parent of the Rational Group, including forward-looking statements concerning the expected completion date of the proposed Transaction. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change.

There can be no assurance that the proposed Transaction will occur. The proposed Transaction is subject to various regulatory approvals, including approvals by the TSX, and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed combination could be modified, restructured or terminated.

Amaya Gaming Group Inc.            3

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This News Release is not an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described in this News Release have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such laws.